FORM 5

☐ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. *See* Instruction 1(b).
☐ Form 3 Holdings Reported
☐ Form 4 Transactions Reported

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934

1. Name and Address of Reporting Person **Brown, J. Hyatt** (Last) (First) (Middle) **Brown & Brown, Inc.** **PO Drawer 2412** (Street) **Daytona Beach, FL 32115** (City) (State) (Zip)	2. Issuer Name **and** Ticker or Trading Symbol **FPL Group, Inc. (FPL)** 3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary) 4. Statement for Month/Year **December 31, 2002** 5. If Amendment, Date of Original (Month/Year)	6. Relationship of Reporting Person(s) to Issuer (Check all applicable) **X** Director ☐ 10% Owner ☐ Officer (give title below) ☐ Other (specify below) 7. Individual or Joint/Group Reporting (Check Applicable Line) **X** Form filed by One Reporting Person ☐ Form filed by More than One Reporting Person

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code	4. Securities Acquired (A) or Disposed of (D) Amount	A or D	Price	5. Amount of Securities Beneficially Owned at End of Issuer's Fiscal Year	6. Ownership Form: Direct (D) or Indirect (I)	7. Nature of Indirect Beneficial Ownership
Common Stock	**1/02/02**	**- -**	**A** [1]	**700**	**A**	**- -**	**12,300**	**D**	
Common Stock	**- -**	**- -**	**- -**	**- -**	**- -**	**- -**	**100**	**I** [2]	**By Son**
Common Stock	**- -**	**- -**	**- -**	**- -**	**- -**	**- -**	**250**	**I** [2]	**By Son**

FORM 5 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (*e.g.*, puts, calls, warrants, options, convertible securities)													
1. Title of Derivative Security	2. Conversion or Exercise Price of Derivative Security	3. Trans-action Date (Month/ Day/ Year)	3A. Deemed Execu-tion Date, if any (Month/ Day/ Year	4. Trans action Code	5. Number of Derivative Securities Acquired (A) or Disposed of (D)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities		8. Price of Derivative Security	9. Number of Derivative Securities Beneficially Owned at End of Year	10. Ownership of Derivative Security: Direct (D) or Indirect (I)	11. Nature of Indirect Beneficial Ownership
					A	D	Date Exercisable	Expiration Date	Title	Amount or Number of Shares				
Phantom Shares	--	--	--	--	--	--	--	--	--	--	--	**4,095** (3)	**D**	

Explanation of Responses:

(1) Restricted stock grant made pursuant to the FPL Group, Inc. Non-Employee Directors Stock Plan.

(2) The reporting person disclaims beneficial ownership of these securities, and this report shall not be deemed an admission that the reporting person is the beneficial owner of such securities for purposes of Section 16 or for any other purpose.

(3) Phantom Shares credited to an account for the reporting person pursuant to the FPL Group, Inc. Supplemental Pension Plan for Non-Employee Directors established in connection with termination of the FPL Group, Inc. Non-Employee Director Retirement Plan. Amount shown does not include previously reported cash dividends that would be payable on the Phantom Shares if the reporting person was the record holder of the number of shares of FPL Group, Inc. Common Stock equal to the Phantom Shares credited to the reporting person or previously reported interest on such dividends because such dividends and interest are not accounted for in Phantom Shares.

DENNIS P. COYLE
Signature of Reporting Person

January 27, 2003
Date